POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jonathan Wolens such party's true and lawful attorney-in-fact to:

(1)   execute for and on behalf of the undersigned Forms 144 (including any amendments thereto) with respect to the securities of GrabAGun Digital Holdings Inc. (the "Company"), with the United States Securities and Exchange Commission (the "SEC"), and any national securities exchange or any similar authority, as may be considered necessary or advisable pursuant to Rule 144 of the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended from time to time (the "Securities Act"), or the rules and regulations of any national securities exchange on which such securities may be listed or any similar authority;

(2)   do and perform any and all acts for and on behalf of such party that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and

(3)   take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such party, it being understood that the documents executed by such attorney-in-fact on behalf of such party pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

Such party hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such party might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each of the undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of such undersigned, is not assuming, nor is the Company assuming, any responsibilities of any of the undersigned to comply with the Securities Act.

This Power of Attorney shall remain in full force and effect until such party is no longer required to file such documents with respect to such party's holdings of and transactions in securities issued by the Company, unless earlier revoked by such party in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of April 16, 2026.

By: /s/ Matthew Vittitow
      Matthew Vittitow